LAW OFFICES OF
DERENTHAL & DANNHAUSER LLP
LAKE MERRITT PLAZA
1999 HARRISON STREET, 26TH FLOOR
OAKLAND, CALIFORNIA 94612
(510) 350-3070
FACSIMILE: (510) 834-8309

October 24, 2013

VIA EDGAR

David L. Orlic, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:         WNC Housing Tax Credit Fund V, L.P., Series 3 (“Issuer”)
Amendment No. 1 to Schedule 13E-3 filed by Issuer, WNC & Associates, Inc., WNC Investment Partners, LLC, WNC Community Preservation Partners, LLC and Wilfred N. Cooper, Jr.
Filed October 18, 2013
File No. 005-52597

Revised Preliminary Schedule 14A
Filed October 18, 2013
File No. 033-91136

Dear Mr. Orlic:

I am writing in response to your letter of October 21, 2013 regarding the above-referenced filings. The responses below are numbered to correspond to the numbering system in your letter.

This letter is being filed concurrently with amendment no. 2 to each of the materials described above.  The Issuer intends to file and distribute definitive consent solicitation materials as soon as is practicable.

1.           Please see the financial information included in Annex A and Annex B. As we discussed, the Partnership believes it is a small business filer and that Item 302 of Regulation S-K is inapplicable.

2.           Further to our verbal communications, please be advised that the determination of the hypothetical purchase prices is described in the section entitled “ANTICIPATED DISTRIBUTIONS AND ALLOCATIONS.” A cross reference to this discussion has been added to clause (ii) in the “Fairness” section.

David L. Orlic, Special Counsel
Office of Mergers and Acquisitions
October 24, 2013

Please contact the undersigned if you have any further questions or comments in this regard. The filing persons seek to file definitive materials as soon as is possible.

Very truly yours,

                    /s/ PAUL G. DANNHAUSER

Paul G. Dannhauser